[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP]
August 23, 2007
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Andrew Schoeffler, Esq.

RE:	Pzena Investment Management, Inc.;
Amendment No. 2 to Registration Statement on Form S-1
Filed on August 6, 2007 (No. 333-143660)

Dear Mr. Schoeffler:
     On behalf of our client, Pzena Investment Management, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 17, 2007 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company with the Commission on August 6, 2007 (No. 333-143660) (the “Registration Statement”).
     Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter.
     The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Summary Selected Historical Consolidated and Pro Forma Financial Data, page 11
1. You disclosed on page 46 that you presented pro forma adjustments as if the adjustments occurred at the beginning of the fiscal year. However, on page 11, you disclosed that you presented pro forma adjustments with respect to the interim period statement of operations as if they had occurred at the beginning of the interim period rather than the fiscal year. Please refer to S-X 11-02(b)(6) and revise your disclosure as necessary.
     When the Company files the next amendment to the Registration Statement, the disclosure on page 11 will be revised to state that the pro forma adjustments with respect to the interim period statement of operations have been presented as if they had occurred at the beginning of the fiscal year, in response to the Staff’s comment.
Financial Statements
For the year ended December 31, 2006
Note 8 — Compensation, page F-19
2. We have read your response to prior comment 7. Please address the following:
• In your valuation report there is a public trading fair value at the high end of the range on page 2 that is inconsistent with the estimated equity valuation range based on a discounted cash flow analysis on page 13. Please revise the estimated mid-point of fair value based on the fair value in the detailed discounted cash flow analysis or reconcile this difference for us. Please be sure to provide us with an explanation for this discrepancy.
     The independent investment banking firm (the “Valuation Firm”) determined the fair market value of Pzena Investment Management, LLC (the “Operating Company”) as of December 31, 2006 by: (1) applying two valuation methodologies, a selected publicly-traded company analysis and a discounted cash flow analysis, to the Operating Company, (2) estimating an equity valuation range, on a fully-distributed, publicly-traded basis, taking into account these two equity valuation ranges, and (3) applying a 25% discount to this fully-distributed, public-trading equity valuation range to reflect a lack of marketability/illiquidity.

CONFIDENTIAL TREATMENT REQUESTED BY PZENA INVESTMENT MANAGEMENT, INC.
     The Valuation Firm’s estimated equity valuation range for the Operating Company was [***Redacted***]1 based on the publicly-traded company analysis (as shown on page 13 of the Valuation Firm’s report previously provided to you on a confidential supplemental basis). Based on a discounted cash flow analysis, the Valuation Firm’s estimated equity valuation range for the Operating Company was [***Redacted***]1 (as shown on page 15 of such Valuation Firm’s report). The Company has been advised by the Valuation Firm that the Valuation Firm applied its judgment as financial experts, taking into account the two equity valuation ranges and other factors it deemed relevant in accordance with the Valuation Firm’s customary practices in conducting these valuations, in arriving at its estimate of the Operating Company’s fully-distributed, public trading equity valuation range of [***Redacted***]1 (shown on page 2 of such Valuation Firm’s report). The Valuation Firm applied a 25% discount to the estimate of the Operating Company’s fully distributed, public trading equity valuation range to reflect a lack of marketability/illiquidity to arrive at an estimate of the Operating Company’s fair market equity value range of [***Redacted***].1 The midpoint of this range is the $862.5 million valuation, which the Operating Company utilized as of December 31, 2006. Therefore, the Valuation Firm’s ultimate valuation is reconcilable with both analyses utilized in its report.
• Please tell us how you determined what appears to be a discount for lack of marketability of 25%. Please tell us in a comprehensive manner the company-specific, industry-related and economic-related factors considered in determining this discount. Please also quantify and summarize for us how this discount was determined. As part of your response please tell us how the assumed discount for lack of marketability factored in the following:
1.	that you were an established entity with a history of profitable operations generating positive cash flows from operations, and

2.	the future marketability of the shares of common stock given the pending initial public offering.
     Based on the considerations described below, a lack of marketability/illiquidity discount of 25% was deemed appropriate for the membership units of the Operating Company (the “Units”) because, among other factors, the Units were not then publicly traded or proposed to be registered under the federal securities laws or listed on any securities exchange, and they were subject to substantial restrictions on transfer.

[1]	Portions of this letter have been redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission. The omissions have been indicated by [***Redacted***] and the omitted text has been provided separately to the Securities and Exchange Commission.

     Several empirical studies have isolated the impact on the price of a security for the lack of its marketability by examining securities that are restricted from trading in the open market for a period of time, usually two years, but are otherwise identical to their freely tradable counterparts. In academic literature on lack of marketability/illiquidity discounts, at least fourteen of these studies have been cited as indicating average marketability discounts ranging from 20% to 45% (with an average of 30.4%).2

[2]	These fourteen studies are described below:

		Average Price
Restricted Stock Study	Years Covered	Discount (%)
SEC Overall Average(a)	1966-1969	25.8
SEC Nonreporting OTC Companies(a)	1966-1969	32.6
Gelman(b)	1968-1970	33.0
Trout(c)	1968-1972	33.5
Moroney(d)	1969-1972	35.6
Maher(e)	1969-1973	35.4
Standard Research Consultants(f)	1978-1982	45.0	*
Williamette Management Associates(g)	1981-1984	31.2	*
Silber(h)	1981-1988	33.8
FMV Opinions, Inc.(i)	1979-April 1992	23.0
Management Planning, Inc.(j)	1980-2000	27.4
Firm Value and Marketability Discounts(k)	1990-1995	28.1
Bruce Johnson Study(l)	1991-1995	20.0
Columbia Financial Advisors, Inc.(m)	1996-1997	21.0
* Median discount

(a)	“Discounts involved in Purchases of Common Stock (1966-1969),” Institutional Investor Study Report of the Securities and Exchange Commission, H.R. Doc. No. 64, Part 5, 92nd Congress, 1st Session, 1971, pp. 2444-56.

(b)	Gelman, Milton, “An Economist-Financial Analyst’s Approach to Valuing Stock in a Closely Held Company,” Journal of Taxation, June 1972, p. 353.

(c)	Trout, Robert R., “Estimation of the Discount Associated with the Transfer of Restricted Securities,” Taxes, June 1977, pp. 381-85.

(d)	Moroney, Robert E., “Most Courts Overvalue Closely Held Stock,” Taxes, March 1973, pp. 144-55.

(e)	Maher, J. Michael, “Discounts for Lack of Marketability for Closely Held Business Interests,” Taxes, September 1976, pp. 562-71.

(f)	Pittock, William F., and Charles H. Stryker, “Revenue Ruling 77-276 Revisited, “SRC Quarterly Reports, Spring 1983, pp. 1-3.

(g)	Williamette Management Associates study (unpublished).

(h)	Silber, William L., “Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices, “Financial Analysts Journal, July-August 1991, pp. 60-64.

(i)	Hall, Lance S., and Timothy C. Polacek, “Strategies for Obtaining the Largest Valuation Discounts,” Estate Planning, January/February 1994, pp. 38-44.

(j)	Management Planning, Inc. study (unpublished). Earlier version: Oliver, Robert P., and Roy H. Meyers, “Discounts Seen in Private Placements of Restricted Stock: The Management Planning, Inc., Long-Term Study (1980-1996)” (Chapter 5) in Robert F. Reilly and Robert P. Schweihs, eds. The Handbook of Advanced Business Valuation (New York: McGraw-Hill, 2000).

(k)	Mukesh Bajaj, David Denis, Stephen Feris and Atulya Sarin, “Firm Value and Marketability Discounts,” Journal of Corporation Law, Vol. 27, No. 1.

(l)	Johnson, Bruce, “Quantitative Support for Discounts for Lack of Marketability,” Business Valuation Review, v. 16, pp. 152-55.

(m)	Columbia Financial Advisors, Inc. study (unpublished).

     The most recent of these fourteen studies, conducted by Management Planning, Inc., analyzed publicly-traded companies’ private placements of their common stock (excluding transactions in which the investors were granted registration rights) conducted from 1980 to 2000 (the longest timeframe over which the price of restricted securities were analyzed in these studies), with a focus on companies with sales exceeding $3 million, income exceeding $0.1 million and common stock that was actively traded. Since this study analyzed private placements over the longest timeframe and it was the most recently conducted study, the Operating Company viewed this study as the most reliable basis for determining its lack of marketability/illiquidity discount. The study cited an average price discount of 27.4% and a median price discount of 24.8%. Since this study considered private placements by publicly traded companies, information about these companies that would be material to potential investors would already be reflected in the market price of their common stock and the spread between the public market and private placement price should be due to the lack of marketability of the restricted securities sold in the private placement. Thus, the average and median are discounts of 27.4% and 24.8%, respectively, for equity securities with eventual access to the liquidity of the public capital markets.
     Across these studies and within each, the lack of marketability discounts varied significantly depending on the circumstances present in each case analyzed. These studies cited the following factors, among others, as impacting the magnitude of the lack of marketability discount:
(1) Dividend Payout — Companies exhibiting high dividend payout ratios generally had lower marketability discounts than stocks with low dividend payout ratios. Since the Operating Company has typically had a relatively high dividend payout ratio, this factor would suggest a somewhat lower marketability discount.
(2) Restrictions on Transfer Provisions — The more restrictive the limitations on holders’ ability to transfer their shares, the greater the discount. The Operating Company’s operating agreement (the “Operating Agreement”) contained substantially restrictive provisions on holders’ ability to realize the value of their Units, e.g., (i) holders of Units could not transfer their Units without the consent of the Operating Company’s manager, in its sole discretion; (ii) holders did not have the right to require the Operating Company to repurchase their Units, except in the event of their death; and (iii) employee holders of Units who did not abide by certain non-competition and non-solicitation covenants, or who were fired for cause, forfeited more than half the value of their Units. These restrictive provisions would support that the Operating Company apply a more significant lack of marketability discount to its Units.
(3) Size of Enterprise — Restricted stock studies indicate that marketability discounts tend to be smaller for larger companies (as measured by revenue). One study showed that companies with $100 million or more in revenue, such as the Operating Company, exhibited a median lack of marketability discount of 20% to 30%.

     The fact that the Operating Company was an established entity with a history of profitable operations generating positive cash flows from operations was also considered in the level of the lack of marketability discount selected for the Units. It was determined that a discount of higher than the median cited in the most recent study, as well as the other studies, would not be appropriate due to these factors. However, the Company’s proposed initial public offering (the “IPO”) was not a factor in determining the level of this discount for the Units as of December 31, 2006, since the offering was not contemplated until a few months thereafter.
     After analyzing the results of various empirical studies on lack of marketability discounts (with particular focus on the most recently conducted and widely based study) and taking the factors described above into account, it was determined that 25% was the most appropriate discount for the Units, which is also in line with the median of Management Planning, Inc.’s restricted stock study, the most recently conducted and widely based study.
3. Please provide us with a schedule of all unit-based compensation issued by Pzena Investment Management, LLC from January 1, 2006 through the date of your response. Your schedule should indicate the estimated fair market value, as defined by SFAS 123R, used to value each issuance. Please supplement your response with a narrative explanation of the changes in the per unit valuation over time. In particular, please provide sufficient detail for us to understand the increase in value from the UBS estimate of approximately $66 per unit as of December 31, 2006 to the per unit value implied by the $19 per share value currently estimated as the mid-point of the offering range for shares of Pzena Investment Management, Inc., which will own 10% of the LLC.
Units Issued from January 1, 2006 to August 21, 2007
     On January 1, 2006, the Operating Company granted 7,354,160 compensatory Class C Units to new and existing members of the Operating Company. No additional compensatory Units were granted during 2006. As discussed in Note 8 to the audited financial statements (on page F-25 of the Registration Statement), Class C Units entitled the holder to a share of annual profits in excess of $27.1 million, and a share of any increase in the fair value of the Units from the fair value at the date of issuance. Class C Units vested at the end of three years. The grant date fair value per Unit was determined by the Executive Committee of the Operating Company, and took into account the values of comparable companies and estimates of the Operating Company’s future cash flow. The grant date fair value per Unit so determined was $9.14.
     On December 31, 2006, all of the Operating Company’s outstanding Units were exchanged for new Units (as described more fully in the audited financial statements included in the Registration Statement) and the terms of its Operating Agreement were modified to allow members to sell their vested Units back to the Operating Company at their fair market value. As discussed in response to Comment 2, the Valuation Firm determined that the fair market value of the Operating Company as of December 31, 2006 was $862.5 million, or approximately $13.38 per Unit after giving effect to the Operating Company’s 5-for-1 split of its Units in July 2007 ($66.88 per Unit prior to giving effect to such Unit split). The difference in the valuation from January 1, 2006 to December 31, 2006 was primarily attributable to the significant increase in the Operating Company’s revenue, earnings and assets under management during that time period. Assets under management increased by 62.5% during that time period, although revenue increased less significantly, given the growth of the Company’s sub-advised assets under management (which generate lower average fees) during that period.
     On January 1, 2007, the Operating Company issued 315,500 Units to new and existing members of the Operating Company. After giving effect to the Operating Company’s repurchase of a departing employee’s Units on January 1, 2007, the value of these 315,500 Units, utilizing the results of the Valuation Firm’s report referred to above, was approximately $13.53 per Unit after giving effect to the Operating Company’s 5-for-1 split of its Units in July 2007 (or $67.66 per Unit prior to giving effect to such Unit split). Also on January 1, 2007, the Operating Company issued options to acquire 630,000 Units, each with a strike price of $13.53. The underlying value per Unit and strike price, each equal to $13.53, were used as inputs into a Black-Scholes valuation model to determine the grant date fair value of the awards, which was then amortized over the vesting period. For the options granted on January 1, 2007, the fair value was $3.02 per option.
     On February 13, 2007, the Operating Company accelerated the vesting of 285,000 of the Units issued January 1, 2007 and repurchased them at their estimated fair value (due to an employee holder of Units departing the Company), which was determined to be equal to their grant date fair value of $13.53 per Unit. Simultaneous with the repurchase, the Operating Company issued 7,500 Units to a new member, also at a grant date fair value of $13.53 per Unit.
     On May 9, 2007, the Operating Company granted fully vested options to acquire 15,000 Units to an employee holder at a strike price of $13.53 per Unit. The underlying value and strike price, each equal to $13.53, were used as inputs into a Black-Scholes valuation model to determine the grant date fair value of the award. For the options granted on May 9, 2007, the fair value was $3.02 per option.
     From January 1, 2007 through May 9, 2007, the Operating Company did not revise the valuation of the Units or the options to acquire Units. Due to (i) the fact that the Operating Company’s 2007 budget, and projections for years beyond 2007, did not change from December 31, 2006 through May 9, 2007, and (ii) the volatility in its assets under management from the beginning of 2007 through today, the Valuation Firm’s valuation of the Operating Company as of December 31, 2006 was used when making grants of Unit-based compensation in this time period. With respect to the May 9, 2007 grant of options to acquire 15,000 Units, given that the grant was not material to the Operating Company, a new third party valuation was not warranted. Furthermore, although the Company had contemplated an IPO by May 9, 2007, the 25% discount for lack of marketability of the Units was not modified with respect to that grant due to (i) the uncertainty in completing proposed IPOs, and (ii) the fact that the Operating Company had, from time to time, considered various liquidity options, but had not consummated any of these transactions.
     Subsequent to May 9, 2007, the Operating Company has not granted any unit-based compensation.
Increase from December 31, 2006 Valuation to Estimated Midpoint of IPO Price Range
     The increase in the valuation of the Operating Company implied by the estimated midpoint of the IPO price range of the Company’s Class A common stock (for which the Units may be exchanged after the IPO) as compared to the December 31, 2006 valuation of $13.38 per Unit is due to the factors described below.
(1) As discussed in response to Comment 2, the Company expects the post-IPO marketability of its Class A common stock, for which the Units may be exchanged after the IPO, to increase the value of the Units by elimination of any lack of marketability discount. Prior to the application of a 25% discount for the Units, the December 31, 2006 valuation per Unit was $17.84.
(2) If the Company were to complete its IPO in the fall of 2007, i.e., nine to eleven months after the Operating Company’s latest valuation, the public markets would value the Company based on its 2008 expected earnings whereas, on December 31, 2006, the public markets would have valued the Company based on its 2007 expected earnings. In addition, the Company is slightly bigger than it was on December 31, 2006 and its investment strategies now have longer investment track records.
     The above-described factors explain the difference between the most recent estimate of the midpoint of the IPO price range of the Company’s Class A common stock and the Operating Company’s per Unit valuation as of December 31, 2006. In addition, it should be noted that the recent volatility in the capital markets in general and the decline in the public company values (and valuation multiples) of financial services companies, including asset managers, in the past month, may result in a change in the IPO price range.

     We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 735-3202.

Very truly yours,

/s/ Yasmeena F. Chaudry, Esq.
Yasmeena F. Chaudry, Esq.

cc:	Wayne A. Palladino Richard B. Aftanas, Esq. Ralph Arditi, Esq. Vincent Pagano, Esq.

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